

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2024

Nangeng Zhang
Chief Executive Officer
Canaan Inc.
28 Ayer Rajah Crescent
#06-08
Singapore 139959

      Re: Canaan Inc.
          Registration Statement on Form F-3
          Filed on April 17, 2024
          File No. 333-278762

Dear Nangeng Zhang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Justin You Zhou